EXHIBIT 11.1

STATEMENT RE:
COMPUTATIONS OF NET LOSS PER SHARE

	Three Months Ended March 31,

	2003	2002

Numerator:
Numerator for basic and diluted loss per share
Net Loss	$(1,464,855)	$(1,571,529)

Denominator:
Denominator for basic loss per share
Weighted average shares	162,042,828	121,566,761
Effect of dilutive securities:
Stock options and warrants	—	—
Dilutive potential common shares	—	—

Denominator for diluted earnings per share
Adjusted weighted average shares and assumed conversions	162,042,828	121,566,761

Basic loss per share	$(0.01)	$(0.01)

Diluted loss per share	$(0.01)	$(0.01)

We incurred a net loss for the three months ended March 31, 2003 and 2002. Therefore, we did not make adjustments for potentially dilutive securities as the adjustments would have been anti-dilutive.